September 20, 2011


                                            VIA OVERNIGHT COURIER AND EDGAR
Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


Re:      Noble Roman's, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2010
         File No. 0-11104


Dear Ms. Cvrkel:

We are in receipt of the Staff's comment letter, dated September 2, 2011, following-up on the letter submitted by Noble Roman's, Inc., an Indiana corporation (the "Company"), on August 25, 2011 (corrected version of letter originally submitted August 24, 2011). Our August 25th letter set forth our responses to the Staff's original comment letter, dated August 10, 2011, regarding the Company's Form 10-K for the year ended December 31, 2010 (the "Form 10-K") of. We have set forth below each Staff comment in the follow-up comment letter and our response to each comment.

We also expressly note that, by responding to the Staff's comment or revising or agreeing to revise any disclosure in response to the Staff's comment, the Company is not hereby admitting or acknowledging any deficiency in its prior disclosures.

Form 10-K for the year ended December 31, 2010
----------------------------------------------

Note 9- Loss from Discontinued Operations, page 37
--------------------------------------------------

1. We note from the Company's response to our prior comment number 3 that the Company recognized $3.6 million of revenues from the terminated contracts by the Plaintiffs in the Heyser case that were earned in 2008. We also note that since the Company could not determine that any of the revenues were realizable, it established a valuation allowance for the entire $3.6. We further note from your response that during 2009 and 2010, the Company reduced the valuation allowance by $400,000 and $1.0 million, respectively and reported the amounts in the line item royalties and fees in the consolidated statement of operations based on developments in the Heyser litigation.


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Please explain in further detail the nature and timing of the changes in facts or circumstances that resulted in the Company's conclusion that $400,000 and $1.0 million, respectively of revenues were realizable during 2009 and 2010 respectively.

Response: The $3.6 million revenue was fully earned in 2008 as noted in our August 25th response letter. However, the Company established a valuation allowance for the entire $3.6 million in 2008 as the Company lacked sufficient information to determine what portion, if any, of that earned revenue was realizable.

The Company filed its first request for production of documents on February 9, 2009 in the Heyser litigation. The Court's disqualification of the Plaintiffs'original counsel from the lawsuit for filing fraudulent affidavits resulted in significant delays in discovery. The successor counsel did not enter his appearance in the case until late June 2009. Accordingly, the Plaintiffs did not timely produce the requested documents as required under the applicable rules. The production of documents started to occur during the first half of July 2009. After receiving the documents that were produced, the Company was able to begin assessing each Plaintiff's financial resources to pay obligations under the applicable franchise agreement. The document production was not complete, as to all requested documents, therefore hampered the Company's ability to fully assess the amounts realizable which were payable by the Plaintiffs.

The Company began deposing the Plaintiffs on August 11, 2009 and that process continued through the first quarter of 2010. Since the production of documents was incomplete, the Company could not meaningfully evaluate each Plaintiff's financial ability until depositions were taken under oath, which occurred at various times between August 11, 2009 and March 31, 2010. Also, the Plaintiffs' original claim contended that the franchise agreements were invalid because of alleged fraud. During the depositions, the Company and its counsel were also able to evaluate the strength of the evidence underlying each Plaintiff's claim of fraud. As the depositions progressed, it became increasingly evident that the Plaintiffs were denying in depositions the existence of facts that they had averred to support their individual claims in the complaint.

On May 19, 2009, the Company filed a motion for partial summary judgment dismissing numerous fraud claims in the complaint based on the undisputed facts in the record. On September 23, 2009, the Court issued an Order granting partial summary judgment in favor of the Company on a number of the fraud claims. In the partial summary judgment Order the Court also ruled that the complaint had not pled constructive fraud and, therefore, the parties were estopped from now asserting constructive fraud. The Plaintiffs appealed the decision of the Court that constructive fraud did not apply and in a ruling on August 19, 2010, the Indiana Court of Appeals upheld the decision of the lower Court.

During the period from November 6, 2009 through June 4, 2010, the Company filed summary judgment motions against each of the Plaintiffs for dismissal of the fraud claims. Those motions were filed over that seven-month period as research could be completed and depositions could be analyzed for each Plaintiff. On December 23, 2010, the Court issued an Order granting summary judgment in favor of the Company dismissing all of the fraud claims asserted by the Plaintiffs. In


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

January 2011, Plaintiffs filed a motion with the Court to reconsider the dismissal of the fraud claims and, on March 24, 2011, the Court held a hearing on the motion to reconsider. Since the Court had not ruled on the motion to reconsider within 30 days after the hearing, pursuant to the applicable procedural rules the motion was deemed denied on April 25, 2011.

The Company continues to evaluate the Plaintiffs' ability to pay and progress in the litigation regarding the Company's claims on a quarterly basis. In future periods, the Company will continue to assess its valuation allowance on a quarterly basis and increase or decrease the allowance to reflect the amount the Company determines is probable of being realized.


2. Also, as the contracts to which the $3.6 million of revenues described above have been terminated and the related expenses are being reflected as discontinued operations, we are unclear as to why the Company believes it is appropriate to account for the revenues described above in continuing operations for any of the periods presented in the Company's financial statements. Please revise to explain in detail why the Company believes it is appropriate to reflect such revenues as a component of income from continuing operations or alternatively, revise your financial statements to reflect such revenues as a component of discontinued operations.

Response: The Company is not recording royalties with respect to operations that have been discontinued, although some of the locations generating the royalties have been closed. As discussed in Note 9 to the Company's consolidated financial statements included in the Form 10-K, the ongoing right to receive revenue in the form of royalties is not a part of a discontinued unit. According to the applicable franchise agreements, the Company's right to receive $3.6 million in royalties was earned on the dates the respective locations closed. Even though the $3.6 million in royalties was earned at the time the locations closed, the Company does not recognize that revenue until it is determined to be realizable. Therefore, at the end of 2008, a valuation allowance was established for the entire amount of the$3.6 million royalties that had already been earned and then payable to the Company.

The operations that were discontinued were the discontinuance of selling area development agreements (ADA's) and the termination of all existing ADA's, plus the discontinuance of the practice of taking over and operating troubled franchises and investing the necessary resources to maintain and operate them until a new franchisee could be located. The expenses charged to discontinued operations relative to the 2008 discontinuance of those operations, is directly the result of those discontinued operations. The expenses relative to the lawsuit, which were included in loss on discontinued operations because the discontinuance of selling ADA's and terminating existing ADA's, was caused by the fraud claims filed against the Company, which now have been dismissed by the summary judgment Order of December 23, 2010.

Pursuant to the Staff's request, we acknowledge that:

     o the company is responsible for the adequacy and accuracy of the disclosure in the filing;


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

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing should address the Staff's follow-up comments. We again thank you for the Staff's customary courtesies. If the Staff has any questions about our response as set forth above, we would be very pleased to discuss these matters further.


Sincerely,


Noble Roman's, Inc.


By:  /s/ Paul W. Mobley
     -------------------------------------------------------
     Paul W. Mobley, Chairman, Chief Executive Officer,
     Chief Financial Officer and Principal Accounting Officer


cc:   Effie Simpson











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